FORWARD INDUSTRIES, INC.
1801 GREEN RD SUITE E
POMPANO BEACH FL 33064

December 16, 2009

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

      If the registrant's Proposal No. 2 with respect to approval of an increase in the shares authorized under the 2007 Equity Incentive Plan is approved, the registrant anticipates filing a registration statement on Form S-8 with respect to such increased shares on or about February 24, 2010.

/s/ Doug Sabra
Doug Sabra

President and Acting Chairman